

January 18, 2022

Fellow Shareholders,

Macellum Advisors GP, LLC (together with its affiliates, "Macellum" or "we") is one of the largest shareholders of Kohl's Corporation ("Kohl's" or the "Company"), with ownership of nearly 5% of the Company's outstanding common stock. We are also an investment firm with a strong track record of creating value for stakeholders of languishing retailers. Based on our extensive analysis of Kohl's and knowledge of the sector, we believe the Company can be a source of significant value for shareholders, customers, employees and other stakeholders with enhanced oversight and leadership in the boardroom. To that end, we have spent more than a year engaging in good faith with the Board of Directors (the "Board") and advocating for operational and financial improvements. Last year, we entered into a settlement with Kohl's that included two Board seats and certain standstill provisions which prevented us from publicly communicating with shareholders, among other things. While the Board recently told us it intends to renominate our designees for election at the 2022 Annual Meeting of Shareholders (the "2022 Annual Meeting"), we believe the Company's continued underperformance signals that more meaningful change and shareholder representation is needed in the boardroom.

ANOTHER WASTED YEAR

We do not often get the benefit of hindsight. However, today at Kohl's, we do.

Macellum ran a campaign last year highlighting what we felt was the Board's material mismanagement of the Company and inability to create value. Now, almost one year later, the Company's shares have significantly underperformed its retail peers[1] and it is clear to us that our criticism was accurate. Our campaign last year highlighted the deficiencies in the Company's operations and strategy that were causing it to lose market share as well as the opportunity cost of letting $7 billion to $8 billion of owned real estate sit idle on the balance sheet. Yet, the only apparent action taken by the Board was to reluctantly agree to our demand to increase the Company's share buyback from the paltry target of $300 million to $2 billion – a target the Board still fell short of.

While the Board has spent a significant amount of shareholders' capital vigorously defending itself and pointing to the momentum the business was experiencing in early 2021, it now seems clear that Kohl's was only benefiting from the economy reopening from the depths of the pandemic.

Further, while the Board had agreed to renominate our two designees from last year, it recently rejected our private offer to collaborate on a broader Board refreshment that would add sorely-needed retail expertise and shareholder perspectives in the boardroom. Rather, the Board's response was to offer that Macellum sign a seemingly off-market non-disclosure agreement restricting us from speaking publicly and sharing our concerns with shareholders for another two months. In return for our silence, we were told we could receive a preview of the March 2022 investor day content. We are deeply disappointed by this response and have encouraged the Board and management to immediately disclose any initiatives to create value to all shareholders.

We are vexed by management's lack of urgency and insistence that, after another disappointing year, shareholders should wait patiently until March to hear yet another strategy unveiled. Further, we doubt that the Company has anything meaningful to share and are braced to hear another long list of platitudes, similar to what we heard and were highly critical of at the Company's investor day in October 2020.

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[1] As used throughout this letter, "retail peers" or "retail peer group" refers to *AEO, BBBY, BKE, BURL, CTRN, DDS, DKS, GPS, HIBB, JWN, M, PLCE, ROST, TGT, TJX, URBN, WSM.*



The Company's initial defense last year consisted of touting its performance against some of the worst performing retailers, which we deem the *best of the worst*. Now, almost a year later, Kohl's cannot even make that unfortunate claim given that both Dillard's and Macy's, who Kohl's argued it outperformed last year, have generated far better stock performance and top line growth over the past year. Further, Kohl's now lags nearly all of its retail peers when it comes to performance and since Macellum entered into a settlement with the Company in April 2021. A few other lowlights to consider, supported by charts that follow:

- Kohl's stock is down approximately 22%.[2]

- The Company has produced some of the worst revenue numbers in its retail peer group since the economy began reopening in 2021.

- The Company failed to grow 2021 revenue vs. 2019 levels.

- The Company represents one of the worst performing stocks since prior to the pandemic, when compared to its retail peers.

- The Company's profits are up in recent quarters, but they have dramatically trailed the average of its retail peer group.

Given this underperformance, it is clear to us that the current Board and management team do not understand the competitive dynamics in retail today. We contend they can no longer be allowed to oversee the degradation of this valuable brand and high-potential business. The last year should prove, beyond any reasonable doubt, that more change is necessary if any meaningful value is to be created for shareholders.

STRATEGIC ALTERNATIVES

We firmly believe that without significantly more change to the Board, the Company will fail to deliver acceptable value creation in the years to come. Absent more Board change, we believe the Board must pursue strategic alternatives. Macellum suspects that there are a number of well-capitalized financial sponsors interested in Kohl's. We also have heard that the Board and its representatives have been approached and rebuffed overtures from credible buyers. This is unacceptable and, if true, would seem to constitute a meaningful breach of the Board's fiduciary responsibilities. In our view, Kohl's should engage independent financial advisors to review all strategic alternatives in a parallel path to further refreshing the Board.

THE URGENT CASE FOR MEANINGFUL CHANGE – STOCK PERFORMANCE

It is a sobering reality that a dollar invested in Kohl's 20 years ago – in 2002 – is worth less today. We have also detailed in this letter that the Company has dramatically underperformed the market, its retail peers and applicable indices across nearly every other relevant time horizon.

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[2] From April 13, 2021, the date of the Company's settlement with Macellum through the close of trading on January 17, 2022.



Exhibit 1: Total Shareholder Returns

	1YR	Pre-Covid 12/31/2019	3YR	5YR	10YR
Retail Peer Average	30.5	65.8	105.5	109.8	206.6
Retail Peer Median	9.8	62.6	48.2	90.5	132.3
Compensation Peer Group Average	5.5	5.7	2.9	22.7	144.2
S&P 500	**24.4**	**48.0**	**87.4**	**117.3**	**298.6**
SPDR S&P Retail ETF (XRT)	**15.3**	**86.2**	**98.6**	**99.3**	**241.4**
KSS	7.0	(2.9)	(21.7)	39.3	38.2
Retail Peer AVG OUTPERFORMANCE/(UNDER)	(23.5)	(68.7)	(127.2)	(70.5)	(168.3)
Retail Peer MED OUTPERFORMANCE/(UNDER)	(2.8)	(65.5)	(70.0)	(51.2)	(94.1)
Compensation Peer Group AVG OUTPERFORMANCE/(UNDER)	1.5	(8.6)	(24.6)	16.6	(106.0)
vs. S&P 500	(17.4)	(50.9)	(109.1)	(78.0)	(260.4)
vs. SPDR S&P Retail ETF (XRT)	(8.3)	(89.1)	(120.3)	(60.0)	(203.2)

Source: Bloomberg LP [As of 01/14/2022]. Retail Peer Average/Median Includes: AEO, BBBY, BKE, BURL, CTRN, DDS, DKS, GPS, HIBB, JWN, M, PLCE, ROST, TGT, TJX, URBN, WSM. Compensation Peer Group Average Includes: BBBY, GPS, M, JWN, ROST, TJX

In addition to dismal share price performance, Kohl's trades at one of the worst valuations in its retail peer group. Not only has Kohl's underperformed its retail peers and compensation peer group by a sizable margin, it has also experienced the biggest valuation contraction of almost any retailer, suffering an approximately 37% contraction since pre-pandemic.

Exhibit 2: Current Valuation

	P/E FY1 Est.	P/E FY2 Est.	EV/EBITDA FY1 Est.	EV/EBITDA FY2 Est.	Price/Rev. FY 1 Est.	Cash/Mkt Cap
Retail Peer Average	12.1	12.2	6.5	6.3	0.9	11%
Retail Peer Median	9.4	9.8	4.8	4.9	0.7	8%
Compensation Peer Group Average	16.2	14.5	7.9	6.8	0.8	13%
KSS	6.5	7.1	2.7	2.9	0.35	28%

Source: Bloomberg LP; Macellum Estimates [As of 01/14/2022]. Retail Peer Average Includes: AEO, BBBY, BKE, BURL, CTRN, DDS, DKS, GPS, HIBB, JWN, M, PLCE, ROST, TGT, TJX, URBN, WSM. Compensation Peer Group Average Includes: BBBY, GPS, M, JWN, ROST, TJX. Removed companies with negative earnings.

Exhibit 3: Change to Valuation Over Time

	Valuation 12/31/2020 P/E FY1 Est.	Valuation 12/31/2020 P/E FY2 Est.	Valuation 12/31/2020 EV/EBITDA FY1 Est.	Valuation 12/31/2020 EV/EBITDA FY2 Est.	Valuation Current P/E FY1 Est.	Valuation Current P/E FY2 Est.	Valuation Current EV/EBITDA FY1 Est.	Valuation Current EV/EBITDA FY2 Est.	% Change 12/31/2020 vs. Current P/E FY1 Est.	% Change 12/31/2020 vs. Current P/E FY2 Est.	% Change 12/31/2020 vs. Current EV/EBITDA FY1 Est.	% Change 12/31/2020 vs. Current EV/EBITDA FY2 Est.
Retail Peer Average	33.9	33.3	6.3	6.2	12.1	12.2	6.5	6.3	(35%)	(19%)	33%	25%
Retail Peer Median	25.7	25.0	4.5	4.8	9.4	9.8	4.8	4.9	(60%)	(64%)	10%	4%
Compensation Peer Group Average	25.8	21.9	7.4	6.9	16.2	14.5	7.9	6.8	6%	20%	62%	31%
KSS	16.5	14.9	4.2	4.4	6.5	7.1	2.7	2.9	(60%)	(52%)	(37%)	(34%)

Source: Bloomberg LP; Macellum Estimates [As of 01/14/2022]. Retail Peer Average/Median Includes: AEO, BBBY, BKE, BURL, CTRN, DDS, DKS, GPS, HIBB, JWN, M, PLCE, ROST, TGT, TJX, URBN, WSM. Compensation Peer Group Average Includes: BBBY, GPS, M, JWN, ROST, TJX. Removed companies with negative earnings.

THE URGENT CASE FOR MEANINGFUL CHANGE – OPERATING PERFORMANCE



Emerging from the pandemic provided a unique window into consumer behavior. As stores reopened, we were able to see what preferences consumers had when shopping. The Company's sales performance was among the worst within its retail peer group, which experienced meaningful growth above its 2019 sales levels. Our analysis suggests that big box, specialty, on-mall, off-mall, discount retailers and dollar stores all performed better. It is hard not to view this as a major failure, particularly in light of all the claims management has made regarding changes to its assortment and value proposition. Management has touted eliminating underperforming brands, such as Dana Buchman and Mudd, and adding new brands, including Tommy Hilfiger, Calvin Klein and Eddie Bauer. Management has also highlighted improvements across the women's business, touted the Company's off-mall footprint and pointed to the success of curbside pickup and buy online, pick up in store to drive top line growth.

Management has also championed a shift to Athleisure to make Kohl's the destination for casual lifestyle apparel. However, at a time when customers emerged from the pandemic, it appeared they wanted to dress up and get out of sweatpants. Unfortunately, as management is learning the hard way, and as we previously stated, athleisure is a fashion trend – not a strategy. While we cannot deny the 25% growth in Athleisure sales last quarter, it would appear to have come at the expense of growth across many other categories.

Also, while we think the Sephora partnership can be beneficial, we worry about execution and earnings accretion and believe more oversight is necessary to ensure this initiative bears fruit. While the Company stated it drove a mid-single-digit lift to sales with Sephora shops, we have no idea at what cost. Management has not disclosed data about the profitability or bottom-line accretion of this investment. All we know, according to Chief Executive Officer Michelle Gass' press appearances, is that significant investments were made in the Sephora shops. Nor do we have any idea what the economic split is with Sephora, what additional staffing requirements there are or who is bearing the additional costs to staff the shops. The gross margin derived from a mid-single-digit lift on average stores of $16 million might be a breakeven proposition or it could take years to recoup the investment.

As shareholders prepare themselves for another investor day in March, it may be useful to reflect on management's past premature claims of success and remember that hope springs eternal at Kohl's, a Company without accountability and unlimited second chances:

- *"[…] we're already beginning to see the traction, which gives us great confidence as we move into 2021 and beyond […] And then underpinning all of this is our very strong omnichannel capabilities, both our healthy store base as well as our digital business, which will continue to be relevant to consumers well past the pandemic."*
  - Ms. Gass on March 9, 2021 on Bank of America Consumer & Retail Technology Broker Conference Call

- *"So, I'm optimistic we're seeing that business improve as we speak. We're encouraged by Q4, but it's going to take some time."*
  - Ms. Gass on March 9, 2021 on Bank of America Consumer & Retail Technology Broker Conference Call

- *"But I also feel confident that everything we've outlined today should help us continue to grow the top line beyond 2019, and that will provide a much more efficient model."*
  - Chief Financial Officer Jill Timm on March 9, 2021 on Bank of America Consumer & Retail Technology Broker Conference Call

- *"In women's, our bold actions during 2020 have positioned us for improved performance this fall when all of our efforts around clarity and merchandising come together."*



- Ms. Gass on May 20, 2021 Company earnings call

- *"We continue to believe we are set up for a multi-year improvement in sales."*
  - Ms. Gass on May 20, 2021 Company earnings call

- "[…] *as we think about all of our strategies leading into back-to-school and holiday, I think we've never been as well-positioned.*"
  - Ms. Gass on May 20, 2021 Company earnings call

Despite all of management's claims about the Company's tailwinds and positioning, Kohl's is losing meaningful market share to other retailers as shown below. This executive team seems incapable of developing the right assortment and a value proposition that resonates with customers. To the contrary, it seems management can only identify the shiny objects that come across well in press releases. Until the Company's core assortment and price/value equation is addressed, we do not see how the Company can ignite and sustain material revenue growth.

Exhibit 4: Kohl's' Revenue Growth vs. 2019 Levels – Significantly Underperforming

	Q1 v 19	Q2 v 19	Q3 v 19	Q3 YTD v 19	Q4 Est. v 19 Cons.	FY 21 Est. v 19 Cons.
Retail Peer Average	20%	23%	20%	21%	16%	19%
Retail Peer Median	17%	21%	19%	18%	15%	17%
KSS	(4%)	1%	0%	(1%)	1%	(0.2%)

Source: Bloomberg LP; Macellum Estimates. Retail Peer Average/Median Includes: AEO, BBBY, BKE, BURL, CTRN, DDS, DKS, GPS, HIBB, JWN, M, PLCE, ROST, TGT, TJX, URBN, WSM.

On the heels of this letter, we imagine Kohl's will rush to defend its performance yet again. While we expect the Board and management will claim that they have delivered record results, shareholders are not blind to the average earnings growth of the Company's retail peers. Unfortunately, despite delivering earnings improvement from 2019, Kohl's has still underperformed its retail peers in terms of gains. The Company's year-to-date EBITDA is up 29% since 2019, while its retail peers' average is up 113%. The difference is even worse when we take fourth quarter 2021 guidance into account. On that basis, the Company's EBITDA will be up 20% vs. its retail peers' average increase of 91%.

Exhibit 5: Kohl's' EBITDA Growth vs. 2019 – Significantly Underperforming

	Q1 v 19	Q2 v 19	Q3 v 19	Q3 YTD v 19	Q4 Est. v 19 Cons.	FY 21 Est. v 19 Cons.
Retail Peer Average	91%	293%	129%	113%	66%	91%
Retail Peer Median	74%	81%	69%	71%	24%	61%
KSS	22%	28%	39%	29%	(0%)	20%

Source: Bloomberg LP; Macellum Estimates. Retail Peer Average/Median Includes: AEO, BBBY, BKE, BURL, CTRN, DDS, DKS, GPS, HIBB, JWN, M, PLCE, ROST, TGT, TJX, URBN, WSM.



Unfortunately, the Company's gains (driven by a large increase in gross margins) also lagged its retail peer group. These gains were also most likely one-time in nature due to low levels of inventory and mark-downs.

Exhibit 6: Kohl's' Gross Margin Basis Point Change vs. 2019 – Significantly Underperforming

	2021 vs. 2019 (bps)						Sequential Chg. (bps)
	Q1	Q2	Q3	Q3 YTD	Q4 Est.	FY Est.	Q3 vs. Q4 Est.
Retail Peer Average	366	456	374	399	195	640	(179)
Retail Peer Median	453	478	311	383	90	279	(101)
KSS	223	367	358	316	(75)	185	(433)

Source: Bloomberg LP; Macellum Estimates. Retail Peer Average/Median Includes: AEO, BBBY, BKE, BURL, CTRN, DDS, DKS, GPS, HIBB, JWN, M, PLCE, ROST, TGT, TJX, URBN, WSM.

INSTITUTIONAL SUPPORT FOR KOHL'S IS WANING

The Board believes there is meaningful institutional support for management, but we do not see it. Analysts are more skeptical now than when we entered into a settlement agreement with Kohl's in April 2021. In June 2020, for example, 6% of analysts had a 'sell' rating on the Company. Today, 18% of analysts are suggesting investors should 'sell' the stock. Below are recent statements made in analyst research reports on the Company:

9/30/21: "BofA placed an "underperform" rating on the stock, down from "buy." The price target for the stock was reduced to $48 from $75."

01/04/22: "JPMorgan analyst Matthew Boss lowered the firm's price target on Kohl's to $55 from $73 and keeps a Neutral rating on the shares."

- *"We lower our Dec '22 PT to $55 (vs. $73 prior) based on 4x our FY23E EBITDA (=100bps discount to KSS' 3/5-yr historical average), justified, in our view, given Off Price & Discount retailers' market share acceleration within apparel & footwear, which has created an increasingly more competitive backdrop for KSS."*

01/07/22: "UBS downgrades to sell from neutral and slashes price target to Street-low $38 on "challenging" outlook for the stock in 2022 on inflationary pressures."

- *"They now see Kohl's growth outlook among weakest in softlines sector, with new FY22 EPS estimate 41% below consensus."*

KOHL'S HAS AN INADEQUATE PEER GROUP

We contend the Company's underperformance is exacerbated by the fact that Kohl's seems unwilling to be compared to a realistic peer group. In our view, the Company's peer group is not a valid representation of the competitive universe. We believe the Company has selected a worst-in-class peer group that ignores a vast segment of the competition. For example, despite having off-mall locations, Kohl's does not compare itself to Ross Stores or Burlington. Additionally, despite being a large box, off-mall retailer, Kohl's does not compare itself to Walmart or Target. And lastly, despite pushing aggressively into Athleisure, Kohl's does not compare itself to Dick's Sporting Goods or Lululemon. The list goes on – Ulta Beauty, Victoria's Secret, The Children's Place, Williams-Sonoma and American Eagle. All categories Kohl's competes in. Even Dillard's, a department store catering to similar price points and merchandise assortments, is not in the Company's peer group.



Other relevant companies certainly think they are competing against Kohl's. Target, Dick's Sporting Goods, Dollar Tree and Best Buy all list Kohl's as one of their compensation peers. Macy's, for example, has a much more reasonable peer set that includes Target, Dillard's, Ross Stores, Dollar Tree and Best Buy. Ross Stores, which lists Kohl's as a peer, also includes Burlington, Dollar General, Dollar Tree, Foot Locker, PVH Corp, Ulta Beauty and VF Corporation. Lastly, in a sampling of 12 of the Company's retail peers, the average number of peer companies used by this group is 18. Kohl's' peer set only has eight.

OUR VISION FOR VALUE CREATION

With a materially refreshed Board that includes sector expertise and shareholder perspectives, we believe Kohl's can achieve significantly better results. A summary of some of the operational and financial initiatives we are – and have been – advocating for include (but are not limited to):

Operational

- **More Nimble Merchandising** – Create a compelling assortment and a nimble, fast turn merchandise organization that can respond to customer demand.

- **A Clearer Value Proposition** – Kohl's should streamline its offerings and allow the customer to clearly understand the value they are getting.

- **In-House, Efficient Sourcing** – The Company still uses third-party agents to source a majority of its private label goods. We estimate that Kohl's is paying 300 basis points to 400 basis points more to source product in this manner. To our knowledge, very few, if any, companies of this size use third-party agents to source product from Asia and elsewhere.

- **Distribution Rationalization** – The Company's ecommerce sales, which now stand at 30% of total sales, are supported by a significant ecommerce distribution network. Yet Kohl's still manages the same in-store distribution infrastructure with 30% lower output than it previously processed. It seems there is a clear opportunity to reconcile supply chain and fulfillment costs accordingly.

- **Align Executive Compensation Goals with Shareholder Value Creation** – Kohl's must set appropriate goals that would result in value creation. The setting of low targets was evidenced by the Company's 2018-2020 long-term incentive plan, which set target levels for sales and net income at 2% and 9%, respectively, below the prior three-year averages. Setting declining targets, then beating them and richly rewarding executives is a recipe for stagnation.

Financial and Balance Sheet Optimization

- **Share Repurchases** – Based on our analysis, Kohl's' balance sheet can accommodate much larger share repurchases. The Company, even in its stagnant state, is still throwing away a significant amount of free cash flow that could be allocated to strategic repurchases. We suspect shareholders do not want the Board to oversee more costly and dilutive expenditures and initiatives when a good return on capital at this valuation would be repurchasing shares. Further, under any scenario where a turnaround is possible, the most accretive capital deployment would be buying more shares before the turnaround takes off.

- **Balance Sheet Optimization Through Sale-Leaseback of Real Estate –** We believe Kohl's could execute a very accretive sale-leaseback transaction. As detailed below, our estimates suggest



Kohl's could increase earnings per share by 55% by selling real estate at 14-15x EBITDA and buying back stock at 3x EBITDA. Further, contrary to what the Board and management claim, this is a far superior structure versus any potential debt financing they might pursue that would only serve to lever the balance sheet and decrease valuation.

Exhibit 7: Sale Leaseback – Significantly Accretive (Reflecting Macellum Assumptions)

$4bn Sale-Leaseback Transaction				
	2021E	Adj.	Pro Forma	Chg.
Sales	18,826	0	18,826	0%
Credit Income	963	0	963	0%
Gross Profit	7,172	0	7,172	0%
Rent Expense	314	280	594	89%
Other SG&A	5,160	0	5,160	0%
Total Operating Expense	5,474	280	5,754	5%
EBITDA	2,661	(280)	2,381	(11%)
% of Revenue	13.4%		12.0%	
D&A	841	(80)	761	(10%)
EBIT	1,820	(200)	1,620	(11%)
% of Revenue	9.2%		8.2%	
Interest Expense	261	0	261	0%
EBT	1,559	(200)	1,359	(13%)
Taxes	390	(50)	340	(13%)
Tax Rate	25.0%		25.0%	
Net Income	1,169	(150)	1,019	(13%)
EPS	**$8.51**	**$4.65**	**$13.16**	**55%**
Ending Share Count	137.5	(60)	77.5	(44%)

Source: Bloomberg LP; Macellum Estimates.

- **Break Out Ecommerce Operations to Highlight its Inherent Value** – We believe this can be done in a way whereby the customer experience is unchanged, yet the Company can be accorded a reasonable valuation for this valuable business. Kohl's needs to show investors the financials of what should be an incredible business and let investors ascribe the appropriate value lesser standalone ecommerce businesses are accorded.

- **Pursue Other Strategic Alternatives** – Absent adding qualified directors and a shareholder representative to the Board, we believe a sales process must commence. As noted, we believe there are multiple buyers that have expressed interest in an acquisition. We believe the number of potential suitors for Kohl's would be even larger if the Board were to announce a true sales process and hire qualified financial advisors to solicit proposals from strategic buyers in the ecommerce and retail sectors, rather than attempting to chill the process as we believe it is doing today. Based on Kohl's' strong brand, significant value creation potential and ample real estate assets, we contend the Company could fetch a substantial premium relative to its current share price in a sale.

Even without major operational improvements, if Kohl's is properly run with an optimized balance sheet (e.g. by monetizing $4 billion of its real estate and returning the proceeds to shareholders through a buy-back program), we believe the Company can unlock more than $13 per share of earnings. Effectively run, we expect higher sales and margins will drive even more earnings growth. Nonetheless, even using a



historically low PE multiple of ~7x-8x, our analysis indicates a properly optimized balance sheet could translate to at least $100 per share.

THE TIME FOR CHANGE IS NOW

Motion is not action. Flailing from one failed or poorly executed initiative to another is subterfuge. The Company's shareholders lost another year of what could have been material progress in the underlying business. Not again. More change is needed in the boardroom if Kohl's is to achieve its full potential.

The current management team requires more fresh oversight from retail experts and desperately needs at least one engaged, knowledgeable large shareholder in the boardroom. Although we are disheartened by our recent engagement with Kohl's, we will continue to attempt to work constructively with the Board. However, in order to preserve our rights, we are planning to nominate our own slate of highly-qualified director candidates for election at the 2022 Annual Meeting.

Jonathan Duskin
Managing Partner
Macellum Capital Management

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